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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of: January 2003
                         Commission File Number: 0-29508

                        INTERNATIONAL BRIQUETTES HOLDING
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                 (Translation of registrant's name into English)


                                Caledonian House
                                   Mary Street
                                  P.O. Box 1043
                            George Town, Grand Cayman
                                 Cayman Islands
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________


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                                     EXHIBIT
Item

1. Shareholder Proxy/Voting Instruction Card for the Annual Shareholders Meeting set for January 27, 2003


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




International Briquettes Holding

(Registrant)


By:  /s/ Neil Malloy
Name:  Neil Malloy
Title:  Executive President




Date:  January 17, 2003

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                    INTERNATIONAL BRIQUETTES HOLDING ("IBH")
                 ANNUAL SHAREHOLDERS MEETING - JANUARY 27, 2003

                         PROXY/VOTING INSTRUCTION CARD

  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL
     BRIQUETTES HOLDING ("IBH") FOR THE ANNUAL MEETING ON JANUARY 27, 2003.

The undersigned appoints Ivan Pena and Daniela Fernandez and each of them, with power of substitution in each, the proxies of the undersigned, to represent the undersigned and vote all shares of International Briquettes Holding ("IBH") common stock which the undersigned may be entitled to vote at the Annual Meeting of Shareholders to be held on January 27, 2003, and at any adjournment or postponement thereof, as indicated on the reverse side.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS.

Comments:
         ----------------------------

     INFORMATION TO PREPARE AND COMPLETE THE PROXY FOR THE ANNUAL SHAREHOLDERS MEETING OF INTERNATIONAL BRIQUETTES HOLDING ("IBH")

1. Consider the Report submitted by the Board of Directors and the Financial Statements corresponding to the fiscal year ended 09/30/2002, together with the Comptrollers Report.

2.   Appoint the Members of the Board of Directors.

3. Appoint the Principal Comptrollers and their respective Alternates and decide about their respective annual remuneration.
     According to the Venezuelan Capital Markets Law (to which IBH is subject since its shares are traded on the Caracas Stock Exchange), there should be 2 Principal Comptrollers and 2 respective Alternate Comptrollers. The first Principal Comptrollers and its respective Alternate should be appointed out of a first list of 3 candidates. The second Principal Comptrollers and its respective Alternate should be appointed out of a second list of 3 candidates.
     Proposal 1: Martin Gonzalez, Peggy Medina de Paez and Iris Campos.
     Proposal 2: Francisco Amadoz, Luisa Elena Tovar and Maria Carolina Marcano.

4. Inform, consider and resolve that the Company shall, as recommended by the Board of Directors, withdraw from the public trading in the United States of America the shares of the Company, by: (a) removing the Company shares from quotation on the Nasdaq Small Cap Market; and (b) immediately thereafter seeking to terminate the registration of the shares under the US Securities Exchange Act of 1934, all in accordance with the securities and other relevant laws of the United States as well as the rules governing the Nasdaq Small Cap Market.


INTERNATIONAL BRIQUETTES HOLDING               To change your address,     [ ]
P.O. BOX 11026                                 please mark this box.
NEW YORK, N.Y. 10203-0026
                                               To include any comments,    [ ]
                                               please mark this box.
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                             DETACH PROXY CARD HERE

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----    SIGN, DATE AND RETURN THE                        [X]
    |   PROXY CARD PROMPTLY USING                VOTES MUST BE INDICATED
    |   THE ENCLOSED ENVELOPE.                   (X) IN BLACK OR BLUE INK.
----

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL ITEMS.

                                                                                        FOR     AGAINST     ABSTAIN

1.   Consider the Report submitted by the Board of Directors and the Financial          [ ]       [ ]         [ ]
     Statements corresponding to the fiscal year ended 09/30/2002, together with the Comptrollers Report.

2.   Appoint the Members of the Board of Directors.                                     [ ]       [ ]         [ ]
     Proposal: Oscar Machado Koeneke, Hector Jose Pena, Reinaldo Cervini, Luis
     Alberto Romero, Cesar Bertani, Jose Maria Fragachan, Arnold Volkenborn,
     Alejandro Salcedo and Carlos Anez.

3.   Appoint the Principal Comptrollers and their respective Alternates and             [ ]       [ ]         [ ]
     decide about their respective annual remuneration.
     Proposal 1: Martin Gonzalez Principal Comptroller and Peggy Medina de Paez
     Alternate Comptroller.
     Proposal 2: Francisco Amadoz Principal Comptroller and Luisa Elena Tovar
     Alternate Comptroller.

4.   Inform, consider and resolve that the Company shall, as recommended by the         [ ]       [ ]         [ ]
     Board of Directors, withdraw from the public trading in the United States of America the shares of the Company, by: (a) removing the Company shares from quotation on the Nasdaq Small Cap Market; and (b) immediately, thereafter seeking to terminate the registration of the shares under the US
     Securities Exchange Act of 1934, all in accordance with the securities and other relevant laws of the United States as well as the rules governing the
     Nasdaq Small Cap Market.
                                                                                                                   |
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
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                                                     |    SCAN LINE
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     Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign.

   Date       Share Owner sign here              Co-Owner sign here
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|        |                                  |  |
|        |                                  |  |
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